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                            [CANADA LIFE LETTERHEAD]


                                               July 7, 2000

VIA EDGAR

Keith Carpenter, Esq.
Branch Chief
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

                Re:     Withdrawal Requests

Dear Mr. Carpenter:

Please consider this letter an application to the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), requesting withdrawal of the following four registration statements:

        Registration Statement on Form N-4 for CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1 (File No. 333-71265, EDGAR accession number 0000931763-99-000217) filed with the Commission via EDGAR on January 27, 1999 under the Securities Act;

        Registration Statement on Form N-4 for CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1 (File No. 333-71267, EDGAR accession number 0000931763-99-000218) filed with the Commission via EDGAR on January 27, 1999 under the Securities Act;

        Registration Statement on Form N-4 for CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 2 (File No. 333-71185, EDGAR accession number 0000931763-99-000188) filed with the Commission via EDGAR on January 26, 1999 under the Securities Act;

        Registration Statement on Form N-4 for CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 2 (File No. 333-71225, EDGAR accession number 0000931763-99-000192) filed with the Commission via EDGAR on January 26, 1999 under the Securities Act.

Management has determined that the sale of the products offered through the above-referenced registration statements would not be in accordance with current business strategies and


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objectives. Accordingly, we are respectfully requesting withdrawal of these registration statements.

(Procedurally, this withdrawal application is being filed electronically via EDGAR four times, once under each file number for each of the four registration statements being withdrawn.)

Please accept our apologies for whatever inconvenience this may have caused. If you should have any questions or comments, please contact the undersigned at
(770) 953-1959 ext. 2209 or Stephen E. Roth at Sutherland, Asbill & Brennan LLP at (202) 383-0158.

Sincerely,

/s/ Craig R. Edwards, Esq.

Craig R. Edwards, Esq.

cc:         Roy W. Linden, Esq.
            Stephen E. Roth, Esq.
            Elisabeth M. Grano, Esq.